                                                                  Exhibit (a)(1)


                              OFFER TO PURCHASE FOR CASH
                                          BY
                       FUND AMERICAN ENTERPRISES HOLDINGS, INC.
                                        UP TO
                         1,000,000 SHARES OF ITS COMMON STOCK

--------------------------------------------------------------------------------
THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON MONDAY, DECEMBER 1, 1997, UNLESS THE OFFER IS EXTENDED.
--------------------------------------------------------------------------------

Fund American Enterprises Holdings, Inc., a Delaware corporation (the "Company"), is offering to purchase up to 1,000,000 shares of its Common Stock, par value $1.00 per share ("Shares"), at prices not greater than $125.00 nor less than $105.00 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which together constitute the "Offer"), including the proration provisions described herein. The Company will, upon the terms and subject to the conditions of the Offer, determine a single price per Share that it will pay for the Shares (the "Purchase Price") properly tendered and not withdrawn pursuant to the Offer, taking into account the number of Shares so tendered and the prices specified by tendering shareholders of the Shares that will allow it to buy 1,000,000 Shares (or such lesser number of Shares as are properly tendered and not withdrawn) at prices not greater than $125.00 nor less than $105.00 pursuant to the Offer. All Shares properly tendered at prices at or below the Purchase Price and not withdrawn will be purchased at the Purchase Price, net to the seller in cash, upon the terms and subject to the conditions of the Offer, including the proration terms hereof. The Company reserves the right, in its sole discretion but subject to any applicable legal requirements, to purchase more than 1,000,000 Shares pursuant to the Offer.

                         -----------------------------------

THE OFFER IS NOT CONDITIONED UPON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. THE OFFER IS, HOWEVER, SUBJECT TO CERTAIN OTHER CONDITIONS. SEE SECTION 6.

                         -----------------------------------

The Shares are listed and traded on the New York Stock Exchange (the "NYSE").
On October 30, 1997, the last full trading day before the announcement of the terms of the Offer, the reported closing sales price of the Shares on the NYSE Composite Tape was $108 1/8 per Share, and on October 31, 1997, the last full trading day before the commencement of the Offer, the reported closing sales price was $119 1/2 per Share. SHAREHOLDERS ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR THE SHARES.

                         -----------------------------------

NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION AS TO WHETHER ANY SHAREHOLDER SHOULD TENDER ANY OR ALL OF SUCH SHAREHOLDER'S SHARES PURSUANT TO THE OFFER. EACH SHAREHOLDER MUST MAKE SUCH SHAREHOLDER'S OWN DECISION WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES TO TENDER AND THE PRICE OR PRICES AT WHICH SHARES SHOULD BE TENDERED.

                         -----------------------------------

                         THE DEALER MANAGER FOR THE OFFER IS:

                                   LEHMAN BROTHERS
November 3, 1997

                                      IMPORTANT

Any shareholder desiring to tender all or any portion of such shareholder's Shares should either (1) complete and sign the Letter of Transmittal or a facsimile copy thereof in accordance with the instructions in the Letter of Transmittal, mail or deliver it and any other documents required by the Letter of Transmittal to First Chicago Trust Company of New York, the depositary for the Offer (the "Depositary"), and either mail or deliver the certificates for such Shares to the Depositary along with the Letter of Transmittal or follow the procedure for book-entry transfer set forth in Section 3, or (2) request such shareholder's broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such shareholder. A SHAREHOLDER HAVING SHARES REGISTERED IN THE NAME OF A BROKER, DEALER, COMMERCIAL BANK, TRUST COMPANY OR OTHER NOMINEE MUST CONTACT SUCH BROKER, DEALER, COMMERCIAL BANK, TRUST COMPANY OR OTHER NOMINEE IF SUCH SHAREHOLDER DESIRES TO TENDER SUCH SHARES.

SHAREHOLDERS MUST PROPERLY COMPLETE THE LETTER OF TRANSMITTAL INCLUDING THE SECTION OF THE LETTER OF TRANSMITTAL RELATING TO THE PRICE AT WHICH THEY ARE TENDERING SHARES IN ORDER TO EFFECT A VALID TENDER OF THEIR SHARES.

A shareholder who desires to tender Shares and whose certificates for such Shares are not immediately available (or who cannot follow the procedure for book-entry transfer on a timely basis) or who cannot transmit the Letter of Transmittal and all other required documents to the Depositary before the Expiration Date (as defined in Section 1) should tender such Shares by following the procedure for guaranteed delivery set forth in Section 3.

                         -----------------------------------

Any questions or requests for assistance or for additional copies of this Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Shareholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

                         -----------------------------------

NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION ON BEHALF OF THE COMPANY AS TO WHETHER SHAREHOLDERS SHOULD TENDER OR REFRAIN FROM TENDERING SHARES PURSUANT TO THE OFFER. NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED IN THIS OFFER TO PURCHASE OR IN THE LETTER OF TRANSMITTAL. IF MADE OR GIVEN, SUCH RECOMMENDATION AND SUCH INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

                                  TABLE OF CONTENTS

SECTION                                                                 PAGE
-------                                                                 ----

Introduction...........................................................   1
The Offer.............................................................    2
    1.   Number of Shares; Proration; Extension of the Offer..........    2
    2.   Tenders by Holders of Fewer than 100 Shares..................    5
    3.   Procedure for Tendering Shares...............................    5
              Proper Tender of Shares.................................    5
              Signature Guarantees and Methods of Delivery............    6
              Federal Backup Withholding..............................    7
              Book-Entry Delivery.....................................    7
              Guaranteed Delivery.....................................    7
              Determination of Validity; Rejection of Shares;
                   Waiver of Defects; No Obligation to Give Notice
                   of Defects.........................................    8
              Allianz Asset Accumulation Plan.........................    8
              Source One Mortgage Services Corporation Employee Stock
                   Ownership and 401(k) Savings Plan..................    8
              Valley Group Employees' 401(k) Savings Plan.............    8
    4.   Withdrawal Rights............................................    9
    5.   Acceptance for Payment of Shares and Payment of Purchase
              Price...................................................    9
    6.   Certain Conditions of the Offer..............................    11
    7.   Price Range of Shares; Dividends.............................    13
    8.   Purpose of the Offer; Certain Effects of the Offer...........    14
    9.   Certain Information Concerning the Company...................    15
              Insurance Operations....................................    15
                   Consolidated Insurance Operations..................    15
                   Investments in Unconsolidated Insurance
                        Affiliates....................................    16
              Mortgage Operations.....................................    17
              Recent Developments.....................................    18
              Summary Historical Consolidated Financial Information... 19 Pro Forma Consolidated Financial Information
                   (Unaudited)........................................    22
              Shareholder Rights Plan.................................    24
              Additional Information..................................    25
    10.  Source and Amount of Funds...................................    26
    11.  Certain Federal Income Tax Considerations....................    26
              Gain or Loss Recognition................................    26
              Backup Withholding......................................    27
              Foreign Shareholder Withholding.........................    27
              State, Local and Foreign Taxes..........................    27
    12.  Transactions and Arrangements Concerning the Shares..........    27
    13.  Certain Legal Matters; Regulatory and Foreign Approvals......    28
    14.  Certain Plans................................................    28
              Allianz Asset Accumulation Plan.........................    28
              Source One Mortgage Services Corporation Employee
                   Stock Ownership and 401(k) Savings Plan............    29
              Valley Group Employees' 401(k) Savings Plan.............    29
    15.  Extension of Tender Period; Termination; Amendments..........    30
    16.  Fees and Expenses............................................    31
    17.  Miscellaneous................................................    32

TO THE HOLDERS OF COMMON STOCK OF
FUND AMERICAN ENTERPRISES HOLDINGS, INC.:

                                     INTRODUCTION

Fund American Enterprises Holdings, Inc., a Delaware corporation (the "Company"), is offering to purchase up to 1,000,000 shares of its Common Stock, par value $1.00 per share ("Shares"), at a price not greater than $125.00 nor less than $105.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which together constitute the "Offer"). The Company will, upon the terms and subject to the conditions of the Offer, determine a single price per Share that it will pay for the Shares (the "Purchase Price") properly tendered and not withdrawn pursuant to the Offer, taking into account the number of Shares so tendered and the prices specified by tendering shareholders of the Shares that will allow it to buy 1,000,000 Shares (or such lesser number of Shares as are properly tendered and not withdrawn) at prices not greater than $125.00 nor less than $105.00 pursuant to the Offer. All Shares properly tendered at prices at or below the Purchase Price and not withdrawn will be purchased at the Purchase Price, net to the seller in cash, upon the terms and subject to the conditions of the Offer, including the proration terms hereof.

NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS (THE "BOARD") MAKES ANY RECOMMENDATION AS TO WHETHER ANY SHAREHOLDER SHOULD TENDER ANY OR ALL OF SUCH SHAREHOLDER'S SHARES PURSUANT TO THE OFFER. EACH SHAREHOLDER MUST MAKE SUCH SHAREHOLDER'S OWN DECISION WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES TO TENDER AND THE PRICE OR PRICES AT WHICH SHARES SHOULD BE TENDERED.

THE OFFER IS NOT CONDITIONED UPON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. THE OFFER IS, HOWEVER, SUBJECT TO CERTAIN OTHER CONDITIONS. SEE SECTION 6.

As of November 3, 1997, there were 6,377,757 Shares outstanding. Pursuant to the Fund American Long-Term Incentive Plan (the "Incentive Plan"), as of November 3, 1997, an additional 2,000 Shares were issuable upon the exercise of outstanding employee stock options. In addition to the Shares potentially issuable pursuant to the Incentive Plan, another 1,000,000 Shares were potentially issuable as of November 3, 1997, upon the exercise of warrants held by John J. Byrne, non executive Chairman of the Company.

Accordingly, the 1,000,000 Shares which the Company is offering to purchase in the Offer represent approximately 15.7% of the Shares outstanding as of November 3, 1997, and approximately 13.6% of the sum of the Shares then outstanding and all Shares which may be issued upon exercise of outstanding options and warrants as of such date. Holders of options and warrants would have to exercise such options or warrants and convert them irrevocably into Shares in order to tender such Shares pursuant to the Offer.

Neither the Company nor the Board makes any recommendation to any holder of options or warrants as to whether to exercise any or all such options or warrants or to tender any or all Shares issuable upon such exercise.

The Company has been informed by its directors and executive officers that they do not intend to tender Shares owned by them pursuant to the Offer, except that John J. Byrne, the Company's non-executive Chairman, has informed the Company that he and/or his affiliates currently intend to tender 100,000 Shares pursuant to the Offer with a specified price of $116 per Share.

If before the Expiration Date (as defined in Section 1), a greater number of Shares is properly tendered at or below the Purchase Price and not withdrawn than will be accepted for purchase by the Company, the Company will accept Shares for purchase, first, from all Shares properly tendered at or below the Purchase Price by any Odd Lot Holder (as defined in Section 1) who tenders all Shares beneficially owned by such Odd Lot Holder and complies with the requirements set forth in Section 2 and then, on a pro rata basis, from all other Shares properly tendered at or below the Purchase Price and not withdrawn. See Sections 1 and 2. All Shares not purchased pursuant to the Offer, including Shares not purchased because of proration, will be returned to the tendering shareholders at the Company's expense. Tendering shareholders will not be obligated to pay brokerage commissions, solicitation fees or, subject to Instruction 6 of the Letter of Transmittal, stock transfer taxes on the purchase of Shares by the Company. The Company will pay all reasonable charges and expenses incurred by Lehman Brothers Inc., which has been appointed as the dealer manager (the "Dealer Manager"), and First Chicago Trust Company of New York, which has been appointed as the depositary (the "Depositary") and the information agent (the "Information Agent") for the Offer. See Section 16.

The Shares are listed and traded on the New York Stock Exchange (the "NYSE"). On October 30, 1997, the last full trading day before the announcement of the terms of the Offer, the reported closing sales price on the NYSE Composite Tape was $108 1/8 per Share, and on October 31, 1997, the last full trading day before the commencement of the Offer, the reported closing sales price was $119 1/2 per Share. See Section 7. SHAREHOLDERS ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR THE SHARES.

Participants in the Allianz Asset Accumulation Plan (the "Allianz Plan"), the Source One Mortgage Services Corporation Employee Stock Ownership and 401(k) Savings Plan (the "Source One Plan") or the Valley Group Employees' 401(k) Savings Plan (the "Valley Group Plan") may direct the respective trustee of such plan to tender any or all Shares allocated to their respective accounts in the Allianz Plan, the Source One Plan or the Valley Group Plan, as the case may be, pursuant to the Offer. See Sections 3 and 14.



                                      THE OFFER

1.  NUMBER OF SHARES; PRORATION; EXTENSION OF THE OFFER

Upon the terms and subject to the conditions of the Offer, the Company will accept for payment (and will thereby purchase) up to 1,000,000 Shares or such lesser number of Shares as are properly tendered (and not withdrawn in accordance with Section 4) before the Expiration Date at a price (determined in the manner set forth below) not greater than $125.00 nor less than $105.00 per Share. The term "Expiration Date" means 12:00 midnight, New York City time, on Monday, December 1, 1997, unless and until the Company shall have extended the period of time for which the Offer is open, in which event the term "Expiration Date" shall refer to the latest time and date at which the Offer, as so extended by the Company, shall expire. For a description of the Company's rights to extend the period of time during which the Offer is open and to delay, terminate or amend the Offer, see Section 15. See also Section 6. Subject to the purchase of Shares properly tendered and not withdrawn by Odd Lot Holders as set forth in Section 2, if the Offer is oversubscribed, Shares tendered before the Expiration Date will be subject to proration. The proration period also expires on the Expiration Date.

The Company reserves the right, in its sole discretion, at any time or from time to time, to extend the period of time during which the Offer is open by giving oral or written notice of such extension to the Depositary and making a public announcement thereof. See Section 15. There can be no assurance, however, that the Company will exercise its right to extend the Offer.

THE OFFER IS NOT CONDITIONED UPON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. THE OFFER IS, HOWEVER, SUBJECT TO CERTAIN OTHER CONDITIONS. SEE SECTION 6.

The Company will, upon the terms and subject to the conditions of the Offer, determine a single Purchase Price, taking into account the number of Shares so tendered and the prices specified by tendering shareholders that will allow it to buy 1,000,000 Shares (or such lesser number as are properly tendered and not withdrawn) at a price not greater than $125.00 nor less than $105.00 per Share pursuant to the Offer.

All Shares purchased pursuant to the Offer will be purchased at the Purchase Price, net to the seller in cash. The Company reserves the right, in its sole discretion but subject to any applicable legal requirements, to purchase more than 1,000,000 Shares pursuant to the Offer, in which case the Purchase Price will be determined taking into account the number of Shares tendered and the prices specified by tendering shareholders that will allow it to purchase such greater number of Shares. If (a) the Company (i) increases or decreases the price to be paid for Shares, (ii) increases the number of Shares being sought and any such increase exceeds 2% of the outstanding Shares or (iii) decreases the number of Shares being sought, and (b) the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from and including the date that notice of such increase or decrease is first published, sent or given in the manner specified in Section 15, the Offer will be extended until the expiration of such ten business day period. For the purposes of the Offer, a "business day" means any day other than a Saturday, Sunday or Federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

All Shares not purchased pursuant to the Offer, including Shares tendered at prices greater than the Purchase Price and Shares not purchased because of proration, will be returned to the tendering shareholders at the Company's expense as promptly as practicable (which, in the event of proration, is expected to be approximately 12 NYSE trading days) following the Expiration Date.

If the number of Shares properly tendered at prices not greater than $125.00 nor less than $105.00 per Share and not withdrawn before the Expiration Date is less than or equal to 1,000,000 Shares (or such greater number of Shares as the Company may elect to purchase pursuant to the Offer), the Company, upon the terms and subject to the conditions of the Offer, will purchase at the Purchase Price all Shares so tendered and not withdrawn.

If the number of Shares properly tendered at prices not greater than $125.00 nor less than $105.00 per Share and not withdrawn before the Expiration Date is greater than 1,000,000 Shares (or such greater number of Shares as the Company may elect to purchase pursuant to the Offer), the Company, upon the terms and subject to the conditions of the Offer, will accept Shares for purchase in the following order of priority:

(a) first, all Shares properly tendered at or below the Purchase Price and not withdrawn before the Expiration Date by any shareholder who beneficially owned as of the close of business on October 27, 1997, and who continues to own beneficially until the Expiration Date an aggregate of fewer than 100 Shares (each an "Odd Lot Holder") who:

    (1) tenders all Shares beneficially owned by such Odd Lot Holder (PARTIAL TENDERS WILL NOT QUALIFY FOR THIS PREFERENCE); and

    (2) completes the box captioned "Odd Lots" on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery; and

(b) then, after purchase of all the foregoing Shares, all other Shares properly tendered at or below the Purchase Price and not withdrawn before the Expiration Date on a pro rata basis, if necessary (with adjustments to avoid purchases of fractional Shares).

In the event that proration of tendered Shares is required, the Company will determine the final proration factor as promptly as practicable after the Expiration Date. Proration for each shareholder tendering Shares other than Odd Lot Holders shall be based on the ratio of the number of Shares tendered by such shareholder to the total number of Shares tendered by all shareholders other than Odd Lot Holders at or below the Purchase Price. Although the Company does not expect that it will be able to announce the final proration factor until approximately five NYSE trading days after the Expiration Date, it will announce preliminary results of proration by press release as promptly as practicable after the Expiration Date. Shareholders may obtain such preliminary information from the Information Agent and may be able to obtain such information from their brokers or financial advisors.

On November 11, 1987, the Board declared a dividend distribution of one Right (each, a "Right") for each Share outstanding on November 25, 1987. In addition, each Share issued subsequent to November 25, 1987, automatically receives a Right. The Rights expire on November 25, 1997, unless redeemed earlier by the Company. Each Right entitles its registered holder to purchase from the Company one one-thousandth of a share of Series A Participating Cumulative Preferred Stock, par value $1.00 per share (the "Participating Stock"), at a price of $105, subject to adjustment to prevent dilution. The Rights currently are not exercisable and trade together with the Shares associated therewith, and will not become exercisable or separately tradeable as a result of the Offer. Absent the occurrence of circumstances causing the Rights to expire or to become exercisable or separately tradeable before the Expiration Date, the tender of any Shares pursuant to the Offer will include the tender of the Rights associated therewith. No separate consideration will be paid for such Rights. Upon the purchase of Shares by the Company pursuant to the Offer, shareholders selling those Shares will no longer own the Rights, if any, associated with such purchased Shares. See Section 9.

Since 1995 the Company has paid regular cash dividends to holders of Shares.
The Board may, in its sole discretion, reconsider its dividend policy from time to time. There can be no assurance as to when or whether the Board will declare additional dividends on Shares. On October 8, 1997, the Board declared a quarterly dividend of $.20 per Share, payable December 17, 1997, to shareholders of record as of December 8, 1997. Shareholders tendering their Shares pursuant to the Offer will not be entitled to receive the dividend payable December 17, 1997 unless the Offer is extended and closes subsequent to the dividend record date of December 8, 1997.

2.  TENDERS BY HOLDERS OF FEWER THAN 100 SHARES

The Company, upon the terms and subject to the conditions of the Offer, will accept for purchase, without proration, all Shares properly tendered at or above the Purchase Price and not withdrawn before the Expiration Date by or on behalf of Odd Lot Holders. See Section 1. To avoid proration, however, an Odd Lot Holder must properly tender all Shares that such Odd Lot Holder beneficially owns. Partial tenders will not qualify for this preference. This preference is not available to owners of 100 or more Shares even if such owners have separate stock certificates for fewer than 100 Shares. Any Odd Lot Holder wishing to tender all Shares beneficially owned by such Odd Lot Holder pursuant to the Offer and qualify for this preference must complete the box captioned "Odd Lots" on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery and must properly indicate in the section entitled "Price (In Dollars) Per Share At Which Shares Are Being Tendered" in the Letter of Transmittal the price at which such Shares are being tendered, except that an Odd Lot Holder may check the box in the section entitled "Odd Lots" indicating that the shareholder is tendering all of such shareholder's Shares at the Purchase Price. See
Section 3.

3.  PROCEDURE FOR TENDERING SHARES

PROPER TENDER OF SHARES.  For Shares to be properly tendered pursuant to the
Offer:

    (a) the certificates for such Shares (or confirmation of receipt of such Shares pursuant to the procedure for book-entry transfer set forth below), together with a properly completed and duly executed Letter of Transmittal (or a facsimile copy thereof) with any required signature guarantees, and any other documents required by the Letter of Transmittal, must be received before the Expiration Date by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase; or

    (b) the tendering shareholder must comply with the guaranteed delivery procedure set forth below.

As specified in Instruction 5 of the Letter of Transmittal, each shareholder desiring to tender Shares pursuant to the Offer must properly indicate in the section captioned "Price (In Dollars) Per Share of Common Stock At Which Shares of Common Stock Are Being Tendered" on the Letter of Transmittal the price (in multiples of $1.00) at which such shareholder's Shares are being tendered; provided, however, that an Old Lot Holder may check the box in the section entitled "Odd Lots" indicating that he or she is tendering all of his or her Shares at the Purchase Price. SHAREHOLDERS DESIRING TO TENDER SHARES AT MORE THAN ONE PRICE MUST COMPLETE SEPARATE LETTERS OF TRANSMITTAL FOR EACH PRICE AT WHICH SHARES ARE BEING TENDERED. THE SAME SHARES CANNOT BE TENDERED (UNLESS PROPERLY WITHDRAWN PREVIOUSLY IN ACCORDANCE WITH THE TERMS OF THE OFFER) AT MORE THAN ONE PRICE. IN ORDER TO PROPERLY TENDER SHARES, ONE AND ONLY ONE PRICE BOX MUST BE CHECKED IN THE APPROPRIATE SECTION ON EACH LETTER OF TRANSMITTAL. SHAREHOLDERS WISHING TO MAXIMIZE THE POSSIBILITY THAT THEIR SHARES WILL BE PURCHASED AT THE PURCHASE PRICE MAY CHECK THE BOX ON THE LETTER OF TRANSMITTAL MARKED "SHARES TENDERED AT PRICE

DETERMINED BY DUTCH AUCTION." CHECKING THIS BOX MAY RESULT IN A PURCHASE OF THE SHARES SO TENDERED AT THE MINIMUM PRICE OF 105.00 PER SHARE.

It is a violation of Section 14(e) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (collectively, the "Exchange Act"), and Rule 14e-4 promulgated thereunder, for a person to tender Shares for such person's own account unless the person so tendering:

    (a)  owns such Shares; or

    (b) owns an option, warrant or right to purchase such Shares and intends to acquire Shares for tender by exercise of such option, warrant or right.

Section 14(e) and Rule 14e-4 provide a similar restriction applicable to the tender or guarantee of a tender on behalf of another person.

A tender of Shares made pursuant to any method of delivery set forth herein will constitute a binding agreement between the tendering shareholder and the Company upon the terms and subject to the conditions of the Offer, including the tendering shareholder's representation that (i) such shareholder owns the Shares being tendered within the meaning of Rule 14e-4 promulgated under the Exchange Act and (ii) the tender of such Shares complies with Rule 14e-4.

SIGNATURE GUARANTEES AND METHODS OF DELIVERY. No signature guarantee is required on the Letter of Transmittal if the Letter of Transmittal is signed by the registered owner of the Shares (which term, for purposes of this Section, includes any participant in The Depository Trust Company or the Philadelphia Depository Trust Company (collectively, the "Book-Entry Transfer Facilities") whose name appears on a security position listing as the owner of the Shares) tendered therewith, and payment and delivery are to be made directly to such registered owner at such owner's address shown on the records of the Company, or if Shares are tendered for the account of a financial institution (including most banks, savings and loan associations, and brokerage houses) that is a participant in the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program or the Stock Exchanges Medallion Program (each such entity being hereinafter referred to as an "Eligible Institution"). In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a certificate representing Shares is registered in the name of a person other than the person signing a Letter of Transmittal, or if payment is to be made, or certificates for Shares not purchased or tendered are to be issued, to a person other than the registered owner, the certificate must be endorsed or accompanied by an appropriate stock power, in either case signed exactly as the name of the registered owner appears on the certificate, with the signature on the certificate or stock power guaranteed by an Eligible Institution. In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of certificates for such Shares (or a timely confirmation of a book-entry transfer of such Shares into the Depositary's account at one of the Book-Entry Transfer Facilities), a properly completed and duly executed Letter of Transmittal (or a facsimile thereof) and any other documents required by the Letter of Transmittal.

THE METHOD OF DELIVERY OF ALL DOCUMENTS, INCLUDING STOCK CERTIFICATES, THE LETTER OF TRANSMITTAL AND ANY OTHER REQUIRED DOCUMENTS, IS AT THE ELECTION AND RISK OF THE TENDERING SHAREHOLDER. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED.

FEDERAL BACKUP WITHHOLDING. Unless an exemption applies under the applicable law concerning "backup withholding" of Federal income tax, the Depositary will be required to withhold, and will withhold, 31% of the gross proceeds otherwise payable to a shareholder (or other payee) pursuant to the Offer unless the shareholder (or other payee) provides such person's tax identification number (social security number or employer identification number) and certifies that such number is correct. Each tendering shareholder, other than a noncorporate foreign shareholder, should complete and sign the main signature form and the Substitute Form W-9 included as part of the Letter of Transmittal so as to provide the information and certification necessary to avoid backup withholding, unless an applicable exemption exists and is proved in a manner satisfactory to the Company and the Depositary. Noncorporate foreign shareholders generally should complete and sign a Form W-8, Certificate of Foreign Status, a copy of which may be obtained from the Depositary, in order to avoid backup withholding.

For a discussion of certain other Federal income tax consequences of the Offer, see Section 11.

BOOK-ENTRY DELIVERY. The Depositary will establish an account with respect to the Shares at each of the Book-Entry Transfer Facilities for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in a Book-Entry Transfer Facility's system may make book-entry delivery of the Shares by causing such facility to transfer such Shares into the Depositary's account in accordance with such facility's procedure for such transfer. Even though delivery of Shares may be effected through book-entry transfer into the Depositary's account at one of the Book-Entry Transfer Facilities, a properly completed and duly executed Letter of Transmittal (or a facsimile thereof), with any required signature guarantees and other required documents, must, in any case, be transmitted to and received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase before the Expiration Date, or the guaranteed delivery procedure set forth below must be followed. DELIVERY OF THE LETTER OF TRANSMITTAL AND ANY OTHER REQUIRED DOCUMENTS TO ONE OF THE BOOK-ENTRY TRANSFER FACILITIES DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

GUARANTEED DELIVERY. If a shareholder desires to tender Shares pursuant to the Offer and such shareholder's stock certificates are not immediately available (or the procedure for book-entry transfer cannot be followed on a timely basis) or time will not permit the Letter of Transmittal and all other required documents to reach the Depositary before the Expiration Date, such Shares may nevertheless be tendered provided that all the following conditions are satisfied:

    (a)  such tender is made by or through an Eligible Institution;

    (b) the Depositary receives (by hand, mail or facsimile transmission) before the Expiration Date, a properly completed and duly executed Notice of Guaranteed Delivery substantially in the form the Company has provided with this Offer to Purchase; and

    (c) the certificates for all tendered Shares in proper form for transfer (or confirmation of book-entry transfer of such Shares into the Depositary's account at one of the Book-Entry Transfer Facilities), together with a properly completed and duly executed Letter of Transmittal (or a facsimile thereof) and any other documents required by the Letter of Transmittal, are received by the Depositary within three NYSE trading days after the date of execution of such Notice of Guaranteed Delivery.

DETERMINATION OF VALIDITY; REJECTION OF SHARES; WAIVER OF DEFECTS; NO OBLIGATION TO GIVE NOTICE OF DEFECTS. All questions as to the number of Shares to be accepted and the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by the Company, in its sole discretion, which determination shall be final and binding on all parties. The Company reserves the right to reject any or all tenders determined by it not to be in proper form or the acceptance for payment of which may, in the opinion of the Company's counsel, be unlawful. The Company also reserves the right to waive any of the conditions of the Offer (except as otherwise provided in Section 6) and any defect or irregularity in the tender of any particular Shares. No tender of Shares will be deemed properly made until all defects or irregularities have been cured or waived. None of the Company, the Dealer Manager, the Depositary, the Information Agent or any other person is or will be obligated to give notice of any defects or irregularities in tenders, and none of them will incur any liability for failure to give any such notice.

ALLIANZ ASSET ACCUMULATION PLAN. Participants in the Allianz Plan who wish to have the trustee of the Allianz Plan tender Shares allocated to their accounts should so indicate by completing, executing and returning to the trustee the instruction form included in the notice sent to such participants. Participants in the Allianz Plan may not use the Letter of Transmittal to direct the trustee to tender Shares allocated to such shareholders but must use the separate instruction form sent to them. Under the Employee Retirement Income Security Act of 1974 ("ERISA"), the trustee may be obligated to take action and make an independent decision irrespective of directions given by participants. Accordingly, although instructions from participants are being solicited for the trustee's information and will be given due consideration by it, the trustee is not bound under ERISA by such instructions and thus may tender Shares or may not tender Shares, as the case may be, contrary to such designations. Directions as to the subsequent reinvestment of the proceeds from the tendered Shares will be followed by the Trustee. PARTICIPANTS IN THE ALLIANZ PLAN ARE URGED TO READ THE SEPARATE INSTRUCTION FORMS AND RELATED MATERIALS SENT TO THEM CAREFULLY. SEE SECTION 14.

SOURCE ONE MORTGAGE SERVICES CORPORATION EMPLOYEE STOCK OWNERSHIP AND 401(K) SAVINGS PLAN. Participants in the Source One Plan who wish to have the trustee of the Source One Plan tender Shares allocated to their accounts should so indicate by completing, executing and returning to the trustee the instruction form included in the notice sent to such participants. Participants in the Source One Plan may not use the Letter of Transmittal to direct the trustee to tender Shares allocated to such shareholders but must use the separate instruction form sent to them. Under ERISA, the trustee may be obligated to take action and make an independent decision irrespective of directions given by participants. Accordingly, although instructions from participants are being solicited for the trustee's information and will be given due consideration by it, the trustee is not bound under ERISA by such instructions and thus may tender Shares or may not tender Shares, as the case may be, contrary to such designations. Directions as to the subsequent reinvestment of the proceeds from the tendered Shares will be followed by the Trustee. PARTICIPANTS IN THE SOURCE ONE PLAN ARE URGED TO READ THE SEPARATE INSTRUCTION FORMS AND RELATED MATERIALS SENT TO THEM CAREFULLY. SEE SECTION 14.

VALLEY GROUP EMPLOYEES' 401(K) SAVINGS PLAN. Participants in the Valley Group Plan who wish to have the trustee of the Valley Group Plan tender Shares allocated to their accounts should so indicate by completing, executing and returning to the trustee the instruction form included in the notice sent to such participants. Participants in the Valley Group Plan may not use the Letter of Transmittal to direct the trustee to tender Shares allocated to such shareholders but must use the separate instruction form sent to them. Under ERISA, the trustee may be obligated to take action and make an independent decision irrespective of directions given by participants. Accordingly, although instructions from participants are being solicited for the trustee's information and will be given due consideration by it, the trustee is not bound under ERISA by such instructions and thus may tender Shares or may not tender Shares, as the case may be, contrary to such designations. Directions as to the subsequent reinvestment of the proceeds from the tendered Shares will be followed by the Trustee. PARTICIPANTS IN THE VALLEY GROUP PLAN ARE URGED TO READ THE SEPARATE INSTRUCTION FORMS AND RELATED MATERIALS SENT TO THEM CAREFULLY. SEE SECTION 14.

4.  WITHDRAWAL RIGHTS

Except as otherwise provided in this Section 4, a tender of Shares pursuant to the Offer is irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time before the Expiration Date and, unless theretofore accepted for payment by the Company, after 12:00 midnight, New York City time, on Tuesday, December 30, 1997.

For a withdrawal to be effective, the Depositary must timely receive (at one of its addresses set forth on the back cover of this Offer to Purchase) a written or facsimile transmission notice of withdrawal. Any notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and, if different from the name of the person who tendered the Shares, the name of the registered owner of such Shares. If the certificates have been delivered or otherwise identified to the Depositary, then, prior to the release of such certificates, the tendering shareholder must also submit the serial numbers shown on the particular certificates evidencing such Shares and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution (except in the case of Shares tendered by an Eligible Institution). If Shares have been delivered pursuant to the procedure for book-entry transfer set forth in Section 3, the notice of withdrawal must specify the name and the number of the account at the applicable Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with the procedures of such facility.

All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Company, in its sole discretion, which determination shall be final and binding on all parties. None of the Company, the Dealer Manager, the Depositary, the Information Agent or any other person is or will be obligated to give any notice of any defects or irregularities in any notice of withdrawal, and none of them will incur any liability for failure to give any such notice. A withdrawal of a tender may not be rescinded and Shares properly withdrawn shall thereafter be deemed not to be validly tendered for purposes of the Offer. Withdrawn Shares, however, may be retendered before the Expiration Date by again following one of the procedures described in Section 3.

5.   ACCEPTANCE FOR PAYMENT OF SHARES AND PAYMENT OF PURCHASE PRICE

Upon the terms and subject to the conditions of the Offer, as soon as practicable after the Expiration Date, the Company will purchase and pay the Purchase Price for 1,000,000 Shares (subject to increase or decrease as provided in Sections 1 and 15) or such lesser number of Shares as are properly tendered at prices not greater than $125.00 nor less than $105.00 per Share and not withdrawn as permitted in Section 4. For purposes of the Offer, the Company will be deemed to have accepted for payment (and thereby purchased), subject to proration, Shares which are tendered at or below the Purchase Price and not withdrawn when, as and if the Company gives oral or written notice to the Depositary of the Company's acceptance of such Shares for payment pursuant to the Offer.

In the event that proration of tendered Shares is required, the Company will determine the final proration factor as promptly as practicable after the Expiration Date. Although the Company does not expect that it will be able to announce the final proration factor until approximately five NYSE trading days after the Expiration Date, it will announce the preliminary results of proration by press release as promptly as practicable after the Expiration Date. Shareholders may obtain such preliminary information from the Information Agent and may be able to obtain such information from their brokers or financial advisors. Certificates for all Shares not purchased pursuant to the Offer, including Shares tendered at prices greater than the Purchase Price and Shares not purchased because of proration, will be returned to the tendering shareholders (or, in the case of Shares delivered by book-entry transfer, such Shares will be credited to the account maintained with one of the Book-Entry Transfer Facilities by the participant therein who so delivered such Shares) at the Company's expense as promptly as practicable (which, in the event of proration, is expected to be approximately 12 NYSE trading days following the Expiration Date).

Payment for Shares purchased pursuant to the Offer will be made by the Company by depositing the aggregate Purchase Price therefor with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payment from the Company and transmitting payment to the tendering shareholders. Notwithstanding any other provision hereof, payment for Shares accepted for payment pursuant to the Offer will in all cases be made only after timely receipt by the Depositary of certificates for such Shares (or a timely confirmation by a Book-Entry Transfer Facility of book-entry transfer of such Shares to the Depositary), a properly completed and duly executed Letter of Transmittal (or a facsimile thereof) with any required signature guarantees and any other required documents. UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID ON THE PURCHASE PRICE OF THE SHARES TO BE PAID BY THE COMPANY, REGARDLESS OF ANY DELAY IN MAKING SUCH PAYMENT.

The Company will pay any stock transfer taxes with respect to the transfer and sale of Shares to it or to its order pursuant to the Offer. If, however, payment is to be made to, or certificates for Shares not purchased or tendered are to be registered in the name of, any person other than the registered holder, or if tendered certificates are registered in the name of any person other than the person(s) signing the Letter of Transmittal, the amount of any stock transfer taxes (whether imposed on the registered holder or such other person) payable on account of the transfer to such person will be deducted from the Purchase Price unless evidence satisfactory to the Company of the payment of such taxes or an exemption therefrom is submitted. See Instruction 7 of the Letter of Transmittal.

ANY TENDERING SHAREHOLDER OR OTHER PAYEE WHO FAILS TO COMPLETE FULLY AND SIGN THE SUBSTITUTE FORM W-9 INCLUDED IN THE LETTER OF TRANSMITTAL (OR, IN THE CASE OF A NONCORPORATE FOREIGN SHAREHOLDER, A FORM W-8, WHICH IS OBTAINABLE FROM THE DEPOSITARY) MAY BE SUBJECT

TO A FEDERAL BACKUP WITHHOLDING TAX OF 31% OF THE GROSS PROCEEDS TO BE PAID TO SUCH SHAREHOLDER OR OTHER PAYEE PURSUANT TO THE OFFER. SEE SECTIONS 3 AND 11.


6.  CERTAIN CONDITIONS OF THE OFFER

Notwithstanding any other provision of the Offer, and in addition to (and not in limitation of) the Company's right to extend, amend or terminate the Offer as set forth in Section 15, the Company shall not be required to accept for payment or pay for any Shares tendered, and may terminate or amend the Offer if, before acceptance for payment of or payment for any such Shares, any of the following shall have occurred (or shall have been determined by the Company to have occurred):

    (a) there shall have been threatened, instituted or pending any action or proceeding by any government or governmental, regulatory or administrative agency or authority or tribunal or any other person, domestic or foreign, before any court or governmental, regulatory or administrative authority, agency or tribunal, domestic or foreign, which (i) challenges the making of the Offer or the acquisition of Shares pursuant to the Offer, or otherwise, directly or indirectly, relates in any manner to the Offer; or (ii) in the reasonable good faith judgment of the Company, could materially affect the business, condition (financial or otherwise), income, operations or prospects of the Company and its subsidiaries, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of the business of the Company or any of its subsidiaries or materially impair the Offer's contemplated benefits to the Company;

    (b) there shall have been any action threatened, pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the Offer or the Company or any of its subsidiaries, by any court or any government or governmental, regulatory or administrative authority, agency or tribunal, domestic or foreign, which, in the Company's reasonable good faith judgment, would or might directly or indirectly (i) make the acceptance for payment of, or payment for, some or all the Shares illegal or otherwise restrict or prohibit consummation of the Offer;
         (ii) delay or restrict the ability of the Company, or render the Company unable, to accept for payment, or pay for, some or all the Shares; (iii) materially impair the contemplated benefits of the Offer to the Company; or (iv) materially affect the business, condition (financial or otherwise), income, operations or prospects of the Company and its subsidiaries, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of the business of the Company or any of its subsidiaries;

    (c) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any United States national securities exchange or in the over-the-counter market (excluding any coordinated trading halt triggered solely as a result of a specified decrease in a market index); (ii) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States; (iii) the commencement of a war, armed hostilities or other international or national crisis directly or indirectly involving the United States; (iv) any limitation (whether or not mandatory) by any governmental, regulatory or administrative agency or authority on, or any event which, in the reasonable good faith judgment of the Company, might affect, the extension of credit by banks or other lending institutions in the United States; (v) any significant decrease in the market price of the Shares; (vi) any change in the general political, market, economic or financial conditions in the United States or abroad that could, in the reasonable good faith judgment of the Company, have a material adverse effect on the business, condition (financial or otherwise), income, operations or prospects of the Company and its subsidiaries, taken as a whole, or the trading in the Shares; (vii) in the case of any of the foregoing existing at the time of the commencement of the Offer, in the reasonable good faith judgment of the Company, a material escalation, acceleration or worsening thereof; or (viii) any decline in either the Dow Jones Industrial Average (7,442.08 at the close of business on October 31, 1997) or the Standard and Poor's Index of 500 Industrial Companies

         (914.62 at the close of business on October 31, 1997) by an amount in excess of 10% measured from the close of business on October 31, 1997;

    (d) after October 31, 1997, any tender or exchange offer with respect to the Shares (other than the Offer), or any merger, acquisition, business combination or other similar transaction with or involving the Company or any subsidiary, shall have been proposed, announced or made by any person or entity;

    (e) after October 31, 1997, any change shall occur or be threatened in the business, condition (financial or otherwise), income, operations or prospects of the Company and its subsidiaries, taken as a whole, which, in the reasonable judgment of the Company, is or may be material to the Company or affects the anticipated benefits to the Company of acquiring Shares pursuant to the Offer;

    (f) (i) any person, entity or "group" (as that term is used in Section 13(d)(3) of the Exchange Act) shall have acquired, or proposed to acquire, beneficial ownership of more than 5% of the outstanding Shares (other than a person, entity or group which had publicly disclosed such ownership in a Schedule 13D or 13G (or an amendment thereto) on file with the Securities and Exchange Commission (the "SEC") prior to October 31, 1997), (ii) any new group shall have been formed which beneficially owns more than 5% of the outstanding Shares; or (iii) any person, entity or group shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, or made a public announcement reflecting an intent to acquire the Company or any of its subsidiaries or any of their respective assets or securities; or

    (g) there shall be a reasonable likelihood that the purchase of Shares pursuant to the Offer will cause either (i) the Shares to be held of record by less than 300 persons; or (ii) the Shares neither to be listed on any "national securities exchange" (as used in the Exchange
         Act) nor to be "authorized to be quoted on an inter-dealer quotation system of any registered national securities association" (as used in Rule 13e-3(a)(3)(ii)(B) under the Exchange Act);

which, in the reasonable judgment of the Company, in any such case and regardless of the circumstances (including any action or inaction by the Company) giving rise to such condition, makes it inadvisable to proceed with the Offer or with such acceptance for payment or payment.

The foregoing conditions are for the sole benefit of the Company and may be asserted by the Company regardless of the circumstances (including any action or inaction by the Company) giving rise to any such condition and, except as set forth in the next sentence, any such condition may be waived by the Company, in whole or in part, at any time and from time to time in its sole discretion. The Company will not under any circumstances waive the condition set forth in paragraph (g) above. In certain cases, waiver of a condition to the Offer would require an extension of the Offer. See Section 15.

The Company's failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts or circumstances; and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. Any determination by the Company concerning the events described above and any related judgment by the Company regarding the inadvisability of proceeding with the acceptance for payment or payment for any tendered Shares will be final and binding on all parties.

7.  PRICE RANGE OF SHARES; DIVIDENDS

The Shares (symbol FFC) are listed and traded on the NYSE. The table that follows sets forth, for the calendar quarters indicated, the reported high and low closing sales prices of the Shares on the NYSE Composite Tape:

---------------------------------------------------------------------------
                                              High           Low
---------------------------------------------------------------------------
1995:
    First Quarter                           76                  71  3/8
    Second Quarter                          72  3/4             68  1/8
    Third Quarter                           76                  68  1/4
    Fourth Quarter                          75  1/2             66
1996:
    First Quarter                           79  7/8             72  1/8
    Second Quarter                          80  1/4             76
    Third Quarter                           93  1/2             80  1/4
    Fourth Quarter                          95  3/4             86  3/4
1997:
    First Quarter                          109  3/4             94
    Second Quarter                         110  1/2             98
    Third Quarter                          108                  99  1/2
    Fourth Quarter (through October 30)    112                 105  1/4
---------------------------------------------------------------------------

On October 30, 1997, the last full trading day before the announcement of the Offer, the reported closing sales price of the Shares on the NYSE Composite Tape was $108 1/8 per Share, and on October 31, 1997, the last full trading day before the commencement of the Offer, the reported closing sales price was $119 1/2 per Share. SHAREHOLDERS ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR THE SHARES.

Since 1995 the Company has paid regular cash dividends to holders of Shares.
The Board may, in its sole discretion, reconsider its dividend policy from time to time. There can be no assurance as to when or whether the Board will declare additional dividends on Shares. On October 8, 1997, the Board declared a quarterly dividend of $.20 per Share, payable December 17, 1997, to shareholders of record as of December 8, 1997. SHAREHOLDERS TENDERING THEIR SHARES PURSUANT TO THE OFFER WILL NOT BE ENTITLED TO RECEIVE THE DIVIDEND PAYABLE DECEMBER 17, 1997 UNLESS THE OFFER IS EXTENDED AND CLOSES SUBSEQUENT TO THE DIVIDEND RECORD DATE OF DECEMBER 8, 1997.

8.  PURPOSE OF THE OFFER; CERTAIN EFFECTS OF THE OFFER

The tender is primarily being offered to provide shareholders with added liquidity. The Company recognizes that its Common Stock is not widely held, not regularly followed by analysts and is thinly traded. The Company believes that in light of its current business plan, it should have adequate capital after funding the maximum amount contemplated by the Offer. Accordingly, the Board believes that it is in the interest of the Company's shareholders to provide an opportunity for shareholders to sell up to 1,000,000 Shares at a premium to recent market prices and without the usual transaction costs associated with a market sale. The Offer will further allow qualifying Odd Lot Holders whose Shares are purchased pursuant to the Offer to avoid the payment of brokerage commissions and any applicable odd-lot discount payable on a sale of Shares in a transaction effected on a securities exchange. To the extent the purchase of Shares in the Offer results in a reduction in the number of shareholders of record, the costs to the Company for services to shareholders will be reduced.

Shareholders whose Shares are not purchased in the Offer will obtain an increase in their ownership interest in the Company and thus in the Company's future earnings and assets.

NEITHER THE COMPANY NOR THE BOARD MAKES ANY RECOMMENDATION AS TO WHETHER ANY SHAREHOLDER SHOULD TENDER ANY OF OR ALL SUCH SHAREHOLDER'S SHARES PURSUANT TO THE OFFER. EACH SHAREHOLDER MUST MAKE SUCH SHAREHOLDER'S OWN DECISION WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES TO TENDER AND THE PRICE OR PRICES AT WHICH SHARES SHOULD BE TENDERED.

The Company has been informed by its directors and executive officers that they do not intend to tender Shares owned by them pursuant to the Offer, except that John J. Byrne, the Company's non-executive Chairman, has informed the Company that he and/or his affiliates currently intend to tender 100,000 Shares pursuant to the Offer with a specified price of $116 per Share.

Since the sale of Fireman's Fund in 1991, the Company's primary strategic goal has been to reinvest proceeds from the sale of its passive investment portfolio into operating businesses in which management has knowledge or experience or, if no better opportunities exist, to return those funds to Shareholders. Although the Company has made several significant acquisitions during the past four years, it has also returned a significant amount of capital to Shareholders. Although the Company may in the future purchase additional Shares on the open market, in private transactions, through tender offers or otherwise, giving effect to the Offer, the Company's assets will consist almost entirely of operating businesses and the Company does not expect to repurchase Shares in the future.

Rule 13e-4 under the Exchange Act generally prohibits the Company and its affiliates from purchasing any Shares, other than pursuant to the Offer, for at least ten business days after the Expiration Date.

Shares acquired by the Company pursuant to the Offer will be retired. Certain pro forma financial effects of the purchase of 1,000,000 Shares pursuant to the Offer are described in Section 9.

The purchase of 1,000,000 Shares pursuant to the Offer will not cause the Shares to be delisted by the NYSE or deregistered under the Exchange Act. See clause
(g) of Section 6.

The Shares are currently "margin securities" under the rules of the Federal Reserve Board. This has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Following the repurchase of Shares pursuant to the Offer, the Shares not purchased will continue to be "margin securities" for purposes of the Federal Reserve Board's margin regulations.

9.  CERTAIN INFORMATION CONCERNING THE COMPANY

The Company was organized in 1980. Fund American's principal businesses are conducted through White Mountains Holdings, Inc. and its operating subsidiaries ("White Mountains"). White Mountains is a financial services holding company that houses the Company's insurance and mortgage banking operations. White Mountains' insurance operations are conducted through its subsidiaries and affiliates in the businesses of property and casualty insurance, reinsurance and financial guaranty insurance. White Mountains' mortgage banking operations are conducted through Source One Mortgage Services Corporation and its subsidiaries ("Source One"). Source One is one of the nation's largest mortgage banking companies. Fund American also owns a passive investment portfolio. A large portion of the Company's passive investment portfolio consists of large blocks of securities of a small number of issuers. This concentration may make the value of the Company's investment portfolio more volatile than the value of a more diversified portfolio.

The Company's principal office is located at 80 South Main Street, Hanover, New Hampshire, 03755-2053, and its telephone number is (603) 643-1567.

INSURANCE OPERATIONS.
White Mountains was formed to be the holding company for all of Fund American's consolidated and unconsolidated insurance operating interests and during 1997
became the holding company of Source One.   White Mountains' principal insurance
holdings include investments in: Financial Security Assurance Holdings Ltd. ("FSA"), a leading Aaa/AAA writer of financial guaranty insurance; Folksamerica Holding Company, Inc. ("Folksamerica"), a leading multi-line broker-market reinsurer, Main Street America Holdings, Inc. ("MSA"), an affiliate of National Grange Mutual Insurance Company ("NGM") which is a New Hampshire-based property and casualty insurer; and the consolidated wholly-owned subsidiaries described below.

CONSOLIDATED INSURANCE OPERATIONS. On December 1, 1995, White Mountains acquired Valley Group, Inc. of Albany, Oregon, and its subsidiaries (collectively, "Valley") and Charter Group, Inc. of Dallas, Texas, and its subsidiaries (collectively, "Charter") for $41.7 million in cash less $3.0 million of purchase price adjustments.

    VALLEY: Valley's wholly-owned subsidiary, Valley Insurance Company, is an "A" rated, Northwest-based property and casualty company which writes personal and commercial lines. Valley Insurance Company focuses on establishing strong long-term relationships with its agents and insured customers by focusing on providing quality insurance products to the family unit and the independently owned business. In 1996 Valley Insurance Company wrote $81.9 million of gross premiums primarily in three Northwest states, through approximately 245 independent agents and for the nine month period ended September 30, 1997 Valley wrote $66.0 million of gross premiums.

    CHARTER: Charter, through its wholly-owned subsidiary Charter Indemnity Company and its controlled affiliate, Northern County Mutual Insurance Company, markets and underwrites nonstandard automobile insurance to individuals in the State of Texas. For the year ended December 31, 1996, Charter's gross written premiums totaled $70.0 million. Written premiums (and related expenses and losses) for Charter's policies written prior to January 1, 1996, were entirely ceded to Charter's former parent. Therefore, Charter's financial results for years prior to 1996 are not meaningful for comparison purposes. Charter writes all its business through independent agents located in Texas. At December 31, 1996, Charter had approximately 750 agents located throughout the State.
During the nine month period ended September 30, 1997 Charter wrote $47.4 million of direct premiums.

    WHITE MOUNTAINS INSURANCE COMPANY ("WMIC"): WMIC is a New Hampshire-based commercial property and casualty company which commenced its operations in September 1995 and wrote $2.4 million in gross premiums during 1996. During the nine month period ended September 30, 1997 WMIC wrote $3.7 million of gross premiums. WMIC is currently licensed to write insurance in Maine, New Hampshire, Vermont and Massachusetts and is expected to expand its operations to other states as additional regulatory approvals are obtained. WMIC is a wholly-owned subsidiary of Valley Insurance Company.

    VALLEY NATIONAL INSURANCE COMPANY ("VALLEY NATIONAL"):  On January 19,
1996, Valley purchased an inactive insurance company for $13.2 million, net of cash balances acquired. The newly acquired insurance company, which was renamed Valley National, is licensed to write property and casualty insurance in 48 states. Assets acquired pursuant to the Valley National acquisition included an investment portfolio, consisting principally of fixed maturity investments, totaling $6.7 million. Valley National wrote its first policies in December 1996 and has expanded its operations in 1997. Valley National is a wholly-owned subsidiary of Valley Insurance Company.

All of White Mountains' consolidated insurance subsidiaries (the "Insurance Companies") market their products principally through independent agents.

INVESTMENTS IN UNCONSOLIDATED INSURANCE AFFILIATES.

    FSA: In May 1994 the Company purchased 2,000,000 shares of the common stock of FSA ("FSA Common Stock") from U S WEST Capital Corp., a wholly-owned subsidiary of U S WEST, Inc. The purchase was part of an initial public offering of 8,082,385 shares of FSA Common Stock at the initial offering price of $20.00 per share. In 1995 and 1996, respectively, the Company purchased an additional 460,200 shares of FSA Common Stock on the open market for $8.8 million and an additional 1,000,000 shares of FSA Common Stock in a private transaction for $26.5 million.

FSA conducts operations principally through Financial Security Assurance Inc., a wholly-owned monoline financial guarantee insurance subsidiary with Aaa/AAA claims-paying ratings. FSA is principally engaged in guaranteeing municipal bonds, and residential mortgage and other asset-backed securities.

In September 1994 the Company acquired various fixed price options and shares of convertible preferred stock ("FSA Options and Preferred Stock") which, in total, give Fund American the right to acquire up to 4,560,607 additional shares of FSA Common Stock for aggregate consideration of $125.7 million. All shares of and rights to FSA Common Stock owned or acquired by the Company as described above are subject to certain restrictions on transfer, voting provisions and other limitations and requirements set forth in a Shareholders' Agreement, a Registration Rights Agreement and a Voting Trust Agreement. As of December 31, 1996, Fund American's economic interest in FSA was approximately 25.1% and Fund American's voting interest in FSA was approximately 23.0%. In December 1995 and January 1996 the Company transferred all of its interests in FSA existing at the time to White Mountains and during 1997 White Mountains transferred all of its interests in FSA to Source One.

    MSA: In December 1994 the Company acquired 90,606 shares of the common stock of MSA ("MSA Common Stock") for $25.0 million in cash. In 1995 the Company paid NGM an additional $1.2 million in purchase price adjustments for the MSA Common Stock. In December 1995 the Company transferred all of its interest in MSA to White Mountains. White Mountains' investment in MSA represented approximately 33.2% of the outstanding common stock of MSA as of December 31, 1996.

MSA participates in 40% of NGM's business through a reinsurance pooling agreement. NGM writes personal and commercial property and casualty insurance in the Eastern United States.

    FOLKSAMERICA: On June 19, 1996, White Mountains completed its purchase, for $79.9 million including related expenses, of a 50.0% interest in Folksamerica. Folksamerica owns a multi-line broker-market reinsurance company.

White Mountains' investment in Folksamerica includes (i) 6,920,000 shares of ten-year 6.5% voting preferred stock having a liquidation preference of $79.4 million ("Folksamerica Preferred Stock") and (ii) ten-year warrants ("Folksamerica Warrants") to purchase up to 6,920,000 shares of the Common Stock of Folksamerica ("Folksamerica Common Stock") for $11.47 per share, subject to certain adjustments.

MORTGAGE OPERATIONS. Source One is one of the largest mortgage banking companies in the United States based on the size of its mortgage loan servicing portfolio. Source One services and subservices mortgage loans on behalf of numerous institutional investors and other security holders. As of September 30,1997, Source One owned a mortgage loan servicing portfolio totalling $10.4 billion and subserviced $18.2 billion of loans for others. Source One currently operates with approximately 130 retail branch offices in 26 states and originated $2.7 billion in new mortgage loans for the nine month period ended September 30, 1997.

Source One engages primarily in the business of producing, selling and servicing residential mortgage loans and subservicing residential mortgage loans for third parties. Its sources of revenue are net mortgage servicing revenue, net interest revenue, net gain on sales of mortgages, net gain on sales of servicing and other revenue (including underwriting and appraisal fees). Through subsidiaries, Source One also markets credit-related insurance products (such as life, disability, health, accidental death and property and casualty insurance).

Source One produces residential mortgage loans through a system of retail branch offices, a specialized marketing program, mortgage brokers and a correspondent network of banks, thrift institutions and other mortgage lenders. Loans produced, whether through origination or purchase, include conventional residential mortgage loans as well as mortgage loans which are either insured by the Federal Housing Administration ("FHA") or partially guaranteed by the Veterans Administration ("VA"). It is a policy of Source One to primarily produce fixed rate mortgage loans. Mortgage loans originated by Source One are subject to a defined underwriting process in order to assess each prospective borrower's ability to repay the loan requested and the adequacy of each property as collateral. In addition,

Source One is subject to the underwriting guidelines of FHA, VA, the Federal Home Loan Mortgage Corporation ("FHLMC") and the Federal National Mortgage Association ("FNMA"), as well as specific contractual requirements of institutional investors who have agreed to acquire mortgage loans originated by Source One.

Source One sells loans either through mortgage-backed securities issued pursuant to programs of the Government National Mortgage Association ("GNMA"), FNMA and FHLMC, or to institutional investors. Most loans are aggregated in pools of $1.0 million or more, which are purchased by institutional investors after having been guaranteed by GNMA, FNMA or FHLMC. Source One, primarily through investment bankers, also arranges to sell mortgage-backed securities to investors. Substantially all GNMA securities are sold without recourse to Source One for loss of principal in the event of a subsequent default by the mortgage borrower due to the underlying FHA and VA insurance.

Source One currently retains the rights to service the majority of all the mortgage loans it produces. In addition, Source One may acquire the rights to service or subservice a mortgage loan portfolio without originating or acquiring the underlying mortgage loans. Source One customarily makes such purchases of servicing rights from banks, thrift institutions and other mortgage lenders.
The fees paid to acquire such servicing rights are negotiated on a case-by-case basis. Source One also sells servicing rights when management deems it economically advantageous. During 1996 and 1995, Source One purchased the rights to service $2.8 billion of mortgage loans from third parties. Source One has not made any significant purchases of mortgage loan servicing rights during 1997 to-date.

Source One also sells servicing rights when management deems it economically advantageous. On February 28, 1997 Source One sold its rights to service $17.0 billion of mortgage loans to a third party for gross proceeds of $271.5 million and will continue to subservice such loans for a period of no less than 12 months. During 1996 Source One sold the rights to service $3.3 billion of mortgage loans.

Mortgage loan servicing consists primarily of collecting monthly loan payments and remitting amounts due to investors, collecting property tax and insurance escrow deposits and making tax and insurance premium payments when due. Source One collects a servicing fee from each monthly loan payment equal to a fixed percentage of the outstanding principal balance of each loan, plus any late charges.

RECENT DEVELOPMENTS.

On October 9, 1997 Fund American reported that John J. Byrne announced his retirement as President and Chief Executive Officer of the Company and announced that its Board of Directors had named K. Thomas Kemp as his successor. Mr. Kemp was formerly Executive Vice President of the Company and is Chairman, President and Chief Executive Officer of White Mountains.

On October 15, 1997, the Company filed a Current Report on Form 8-K announcing that Allan L. Waters had resigned as the Company's Chief Financial Officer citing a desire to spend more time with his family. Mr. Waters had been Chief Financial Officer since 1993.

On October 24, 1997, Travelers Property Casualty Corp. ("TAP") filed a Form S-3 Registration Statement with the Securities and Exchange Commission that would permit Fund American to sell up to 1,352,400 shares of TAP common stock within the next several weeks. Fund American's investment in TAP is carried in "other investments" on its balance sheet due to various restrictions on sales of its investment in TAP common stock.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL INFORMATION. The summary financial information for the years ended December 31, 1996 and 1995, set forth below, has been derived from and should be read in conjunction with the audited consolidated financial statements (including the related notes thereto) included in the Company's Annual Report on Form 10-K for the year ended December 31, 1996 (the "Form 10-K"), the Company's Quarterly Report on Form 10-Q for the three and six month periods ended June 30, 1997 (the "Form 10-Q") and the Company's third quarter 1997 earnings release dated October 27, 1997 (the "3Q97 Earnings Release") filed as an exhibit to the Company's Issuer Tender Offer

Statement on Schedule 13E-4 relating hereto. Such summary financial information is qualified in its entirety by reference to such reports and all financial statements and related notes contained therein. The Form 10-K and the Form 10-Q are available for examination, and copies are obtainable, in the manner set forth below under "Additional Information". The 3Q97 Earnings Release is available through the Company upon request and without charge. Written or telephone requests should be directed to the Corporate Secretary, Fund American Enterprises Holdings, Inc., 80 South Main Street, Hanover, NH 03755, telephone number (603) 643-1567.

                       FUND AMERICAN ENTERPRISES HOLDINGS, INC.
                SUMMARY HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

                                     (UNAUDITED)

                                                          Nine Months Ended                Year Ended
                                                             September 30,                 December 31,
                                                      --------------------------    -------------------------
                                                         1997           1996           1996           1995
                                                      ----------     -----------    -----------    ----------
(Dollars in millions, except per share amounts)
Ending Balance Sheet Data:
Total assets                                          $  2,023.2                    $  1,980.6     $  1,871.9
Short-term debt                                            490.5                         407.9          445.4
Long-term debt                                             304.1                         424.2          407.3
Minority interest - preferred stock of subsidiary           44.0                          44.0           44.0
Shareholders' equity                                       719.0                         687.0          699.7
Book value per common and equivalent share                 102.14                         90.81          83.28

Income Statement Data:
Total revenues                                        $    231.4     $    259.7     $    332.5     $    222.3
Total expenses                                            (243.4)        (227.1)        (347.2)        (225.9)
Net realized investment gains                               47.6           28.1           38.5           38.8
Income tax provision                                       (14.7)         (24.7)         (18.9)         (16.7)
                                                      ----------     -----------    -----------    ----------
After tax earnings                                          20.9           36.0            4.9           18.5
Tax benefit from sale of discontinued operations              --              --             --          66.0
Loss on early extinguishment of debt, after tax             (6.0)             --             --           (.4)
                                                      ----------     -----------    -----------    ----------
Net income                                            $     14.9     $     36.0     $      4.9     $     84.1
                                                      ==========     ===========    ===========    ==========
Primary earnings per share:
    After tax earnings                                $     2.84     $      4.38    $       .60    $     1.71
    Tax benefit from sale of discontinued operations          --              --             --          7.69
    Loss on early extinguishment of debt, after tax         (.81)             --             --          (.04)
                                                      ----------     -----------    -----------    ----------
    Net income                                        $     2.03     $      4.38    $       .60    $     9.36
                                                      ==========     ===========    ===========    ==========
Fully diluted earnings per share:
    After tax earnings                                $     2.84     $      4.38    $       .60    $     2.02
    Tax benefit from sale of discontinued operations          --              --             --          7.18
    Loss on early extinguishment of debt, after tax         (.81)             --             --          (.04)
                                                      ----------     -----------    -----------    ----------
    Net income                                        $     2.03     $      4.38    $       .60    $     9.16
                                                      ==========     ===========    ===========    ==========
Ratio of earnings to combined fixed charges and
    preferred stock dividends                               1.69            2.43           1.30          1.35


            NOTES TO SUMMARY HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

(A) The ratios of earnings to combined fixed charges and preferred stock dividends were computed by dividing pretax earnings as adjusted by total fixed charges and preferred stock dividends:

                                                            Nine Months                       Year
                                                               Ended                          Ended
                                                           September 30,                   December 31,
                                                      -----------------------       -----------------------
(Dollars in millions)                                   1997           1996           1996           1995
                                                      --------       --------       --------       --------
Pretax earnings                                       $   35.6       $   60.7       $   23.8       $   35.2
Earnings from unconsolidated affiliates                  (14.8)          (6.0)         (12.0)          (9.4)
Earnings received from unconsolidated affiliates           4.9            2.2            3.8             .8
Interest expense                                          35.7           38.5           50.0           45.8
Portion of rent representative of interest expense         1.3            1.3            1.8            2.4
                                                      --------       --------       --------       --------
Pretax earnings as adjusted                           $   62.7       $   96.7       $   67.4       $   74.8
                                                      ========       ========       ========       ========

Preferred stock dividend requirements                 $     --       $     --  $          --       $    7.3
Interest expense                                          35.7           38.5           50.0           45.8
Portion of rent representative of interest expense         1.3            1.3            1.8            2.4
                                                      --------       --------       --------       --------
Total fixed charges and preferred stock dividends     $   37.0       $   39.8       $   51.8  $        55.5
                                                      ========       ========       ========       ========

(B) Primary earnings per share amounts for the nine month periods ended September 30, 1997 and 1996 are based on the weighted average number of common and dilutive common equivalent shares outstanding of 7,344,466 and 8,220,149, respectively. Fully diluted earnings per share amounts for the nine month periods ended September 30, 1997 and 1996 are based on the weighted average number of common shares outstanding, assuming full dilution, of 7,344,479 and 8,220,229, respectively. Primary earnings per share amounts for the years ended December 31, 1996 and 1995 are based on the weighted average number of common and dilutive common equivalent shares outstanding of 8,110,143 and 8,581,456, respectively. Fully diluted earnings per share amounts for the years ended December 31, 1996 and 1995 are based on the weighted average number of common shares outstanding, assuming full dilution, of 8,110,229 and 9,189,054, respectively.

PRO FORMA CONSOLIDATED FINANCIAL INFORMATION (UNAUDITED). The following unaudited pro forma financial information sets forth the pro forma effects on the historical financial results of the Company of the Offer assuming 1,000,000 Shares are purchased in the Offer for $125.00 per Share (the maximum amount contemplated in the Offer), net to the seller in cash, or an aggregate cost to the Company of approximately $125.4 million including estimated related fees and expenses of $.4 million.

The consolidated pro forma balance sheet information as of September 30, 1997 and December 31, 1996 assumes that the repurchase of Shares by the Company pursuant to the Offer had occurred as of September 30, 1997 and December 31, 1996, respectively. The consolidated pro forma income statement information for the periods ended September 30, 1997 and December 31, 1996 assumes that the repurchase of Shares by the Company pursuant to the Offer had occurred as of January 1, 1997 and January 1, 1996, respectively. See "Notes to Pro Forma Financial Information" in this Section 9 below.

The estimated financial effects of the repurchase of Shares by the Company pursuant to the Offer presented in the pro forma financial information are not necessarily indicative of either the Company's financial position or the results of its operations which would have been obtained had the transactions described above actually occurred on the dates described above, nor are they necessarily indicative of the results of future operations. The pro forma financial information should be read in conjunction with the Form 10-K, the Form 10-Q and the 3Q97 Earnings Release.

                       FUND AMERICAN ENTERPRISES HOLDINGS, INC.
                   PRO FORMA CONSOLIDATED BALANCE SHEET INFORMATION (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

                                                          September 30, 1997                         December 31, 1996
                                                  -------------------------------------     ------------------------------------
                                                                Adjust-          Pro                       Adjust-        Pro
                                                   Actual        ments          Forma        Actual         ments        Forma
                                                  --------      --------      ---------     --------      ---------     --------

Short-term investments, at amortized cost         $   88.9      $  (65.4)     $   23.5      $   67.5      $  (65.4)     $    2.1
Common equity securities and other investments       351.0         (60.0)        291.0         337.3         (60.0)        277.3
Total assets                                       2,023.2        (125.4)      1,897.8       1,980.6        (125.4)      1,855.2
Total liabilities                                  1,260.2            --       1,260.2       1,249.6            --       1,249.6
Minority interest - preferred stock of subsidiary     44.0            --          44.0          44.0            --          44.0
Common stock and paid-in surplus                     391.9         (12.5)        379.4         398.4         (12.5)        385.9
Retained earnings                                  1,031.2        (112.9)        918.3       1,067.1        (112.9)        954.2
Total shareholders' equity                           718.9        (125.4)        593.5         687.0        (125.4)        561.6
Total liabilities, minority interest and
    shareholders' equity                           2,023.2        (125.4)      1,897.8       1,980.6        (125.4)      1,855.2
Book value per common and
   equivalent share                               $  102.14     $  (3.65)     $   98.49     $   90.81     $   (5.00)    $   85.81

                     FUND AMERICAN ENTERPRISES HOLDINGS, INC.
               PRO FORMA CONSOLIDATED INCOME STATEMENT INFORMATION
                 (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

                                       Nine Months Ended                            Year Ended
                                       September 30, 1997                       December 31, 1996
                                ---------------------------------      ------------------------------------
                                             Adjust-       Pro                       Adjust-         Pro
                                 Actual       ments       Forma         Actual        ments         Forma
                                --------    --------    ---------      --------     ---------      --------
Net investment income           $   46.3    $   (2.6)   $    43.7      $   57.3     $   (3.5)      $   53.8
Total revenues                     231.4        (2.6)       228.8         332.5         (3.5)         329.0
Total expenses                     243.4          --        243.4         347.2           --          347.2
Pretax operating loss              (12.0)       (2.6)       (14.6)        (14.7)        (3.5)         (18.2)
Net realized investment gains       47.6          --         47.6          38.5           --           38.5
Pretax earnings                     35.6        (2.6)        33.0          23.8         (3.5)          20.3
Income tax provision                14.7         (.9)        13.8          18.9         (1.2)          17.7
After tax earnings                  20.9        (1.7)        19.2           4.9         (2.3)           2.6
Net Income                          14.9        (1.7)        13.2           4.9         (2.3)           2.6
Per share data:
  After tax earnings per share  $    2.84   $    .18    $    3.02      $    .60     $   (.23)      $    .37
  Net income per share               2.03        .05         2.08           .60         (.23)           .37
Earnings per share denominator
   (in thousands)
 Primary                            7,344     (1,000)       6,344         8,110       (1,000)         7,110
  Fully diluted                     7,344     (1,000)       6,344         8,110       (1,000)         7,110
Ratio of earnings to combined
   fixed charges and preferred
   stock dividends                   1.69       (.07)        1.62          1.30         (.07)          1.23


          NOTES TO PRO FORMA CONSOLIDATED FINANCIAL INFORMATION (UNAUDITED)

The consolidated pro forma balance sheet information as of September 30, 1997 and December 31, 1996 assumes that the repurchase of Shares by the Company pursuant to the Offer had occurred as of September 30, 1997 and December 31, 1996, respectively. The consolidated pro forma income statement information for the periods ended September 30, 1997 and December 31, 1996, assumes that the repurchase of Shares by the Company pursuant to the Offer had occurred as of January 1, 1997 and January 1, 1996, respectively, and includes only those adjustments that are expected to have a continuing impact on the

Company. The adjustments presented in the pro forma financial information reflect the following assumptions:

a) The consolidated pro forma balance sheet information assumes that (i) the $125.4 million of funds used by the Company to repurchase 1,000,000 Shares pursuant to the Offer and pay related fees and expenses are derived from sales and maturities of short-term investments and sales of a portion of its passive investments (approximately $60.0 million), and (ii) Shares repurchased by the Company pursuant to the Offer are retired.

b) The consolidated pro forma income information assumes that the annualized yield on short-term investments used to fund the repurchase of Shares was 5.40% and 5.30% for the periods ended September 30, 1997 and December 31, 1996, respectively. This assumed yield approximates the average yield actually experienced with respect to the Company's short-term investments during the period indicated.

c) The consolidated pro forma income statement information excludes the effects on the Company's net investment income and realized investments gains in connection with the pro forma sale of $60.0 million of common stocks and other long-term investments as such amounts are not determinable.

    The consolidated pro forma income statement information also assumes that the effective tax rate related to the reduction in net investment income is 35%, the maximum Federal statutory rate for corporations.


SHAREHOLDER RIGHTS PLAN. The Board adopted in 1987, and in 1988 and 1993 amended, a Shareholders' Rights Plan under which Rights to purchase preferred stock were distributed to shareholders at the rate of one Right for each Share. Each Right entitles the holder to purchase one one-thousandth of a share of Participating Stock.

The Rights enable the holders to acquire additional equity in either the Company or the acquiring company, and are exercisable if an unrelated person or group (other than American Express Company or a wholly owned subsidiary thereof, any subsidiary of the Company, any employee benefit plan of the Company or its subsidiaries or certain affiliates of the Company and certain persons who inadvertently and temporarily cross the 25% threshold) acquires beneficial ownership of 25% or more of the outstanding Shares (such a 25% or more beneficial owner is deemed an "Acquiring Person"). Thereafter, the Rights would trade separately from the Shares and separate certificates representing the Rights would be issued. The terms of the Participating Stock are such that each one one-thousandth of a share would be entitled to participate in dividends and to vote on an equivalent basis with one whole Share, along with other preferential dividend rights and preferential distribution rights in liquidation.

Upon the existence of an Acquiring Person, the Rights will entitle each holder of a Right to purchase, at the exercise price, that number of one one-thousandth of a share of Participating Stock equivalent to the number of Shares which, at the time of the transaction, would have a market value of twice the exercise price. If certain acquisitions of the Company occur, a similar right to purchase securities of the Company or the entity acquiring the Company at a discount would arise.

Any Rights that are beneficially owned by an Acquiring Person (or any affiliate or associate of an Acquiring Person) are null and void and any holder of any such Right (including any subsequent holder) will be unable to exercise or transfer any such Right.

At any time after a person becomes an Acquiring Person, the Board may mandatorily exchange all or some of the Rights for consideration per Right equal to one-half of the securities issuable upon the exercise of one Right pursuant to the terms of the Rights Agreement (or the common share equivalent) and without payment of the exercise price.

The Rights, which do not have the right to vote or receive dividends, expire November 25, 1997, and may be redeemed by the Company at a price of $.01 per Right at any time prior to the earlier of: (i) such time as a person becomes an Acquiring Person; or
(ii) the expiration date. Under certain circumstances, the Board may redeem the Rights only if a majority of the disinterested directors (as defined in the Shareholders' Rights Plan) agrees that the redemption is in the best interests of the Company and its shareholders. It is expected that the Rights will expire in accordance with their terms on November 25, 1997.

The foregoing description of the Rights is qualified in its entirety by reference to the Shareholders Rights Plan.

The Rights currently are not exercisable and trade together with the Shares associated therewith, and will not become exercisable or separately tradeable as a result of the Offer. Absent the occurrence of circumstances causing the Rights to become exercisable or separately tradeable before the Expiration Date, the tender of any Shares pursuant to the Offer will include the tender of the Rights associated therewith. No separate consideration will be paid for such Rights. Upon the purchase of Shares by the Company pursuant to the Offer, the shareholders selling those Shares will no longer own the Rights associated with such purchased Shares.

ADDITIONAL INFORMATION. The Company is subject to the informational reporting requirements of the Exchange Act and in accordance therewith the Company files reports, proxy statements and other information with the SEC. Additional information concerning the Company is set forth in such proxy statements, the Company's Annual Report on Form 10-K for the year ended December 31, 1996, the Company's Quarterly Report on Form 10-Q for the three and six-month periods ended June 30, 1997 and the Company's third quarter 1997 earnings release dated October 27, 1997. The Company has filed the Schedule 13E-4 with the SEC which includes certain additional information relating to the Offer. The reports, proxy statements and other information filed by the Company with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at Judiciary Plaza, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the SEC at Seven World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street (Suite 1400), Chicago, Illinois 60661. Copies of such material also can be obtained at prescribed rates from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, the Commission maintains a Website (http:/ / www.sec.gov) that also contains such reports, proxy statements and other information filed by the Company. Material filed by the Company can also be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005. The Company's Schedule 13E-4 will not be available at the SEC's regional offices.

10.  SOURCE AND AMOUNT OF FUNDS

If 1,000,000 Shares are purchased by the Company pursuant to the Offer at $125.00 per Share (the maximum amount contemplated in the Offer), net to the seller in cash, the aggregate cost to the Company, including all related fees and expenses of the Offer, will be approximately $125.4 million. The Company anticipates that it will fund the purchase of Shares pursuant to the Offer through sales and maturities of short-term investments and the sale of a portion of its passive investment portfolio.

11.  CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

Set forth below is a brief summary of the principal Federal income tax consequences of a sale of Shares pursuant to the Offer under the Internal Revenue Code of 1986, as amended to date (the "Code").

GAIN OR LOSS RECOGNITION. A tendering shareholder generally will recognize taxable gain (or loss) upon the sale of Shares pursuant to the Offer equal to the difference between the amount of cash received by such shareholder pursuant to the Offer and such shareholder's tax basis in the Shares sold pursuant to the Offer. Such gain (or loss) will be capital gain (or loss), assuming that such Shares are held as a capital asset. Capital gains of individuals, estates and trusts generally are subject to a maximum Federal income tax rate of (i) 39.6% if, at the time the Company accepts the Shares for payment, the shareholder held the Shares for not more than one year, (ii) 28% if the shareholder held such Shares for more than one year but not more than 18 months at such time and (iii) 20% if the shareholder held such

Shares for more than 18 months at such time. Capital gains of corporations generally are taxed at the Federal income tax rates applicable to corporate ordinary income.


Notwithstanding the foregoing, the amount received by a tendering shareholder will be treated as a dividend taxable as ordinary income if the Offer does not result in (i) a complete termination of such shareholder's stock interest in the Company, (ii) a more than 20% decrease in such shareholder's ownership of Shares and other voting stock of the Company or (iii) a "meaningful reduction" in such shareholder's proportionate interest in the Company. There are no precise rules on what constitutes a "meaningful reduction" in a shareholder's proportionate interest, but the Internal Revenue Service has ruled that even a small reduction (3.3%) is meaningful where the stock owned by the shareholder prior to reduction represents a "minimal" interest in the corporation (only .0001118% in the ruling) and the shareholder does not otherwise exercise any control over the affairs of the corporation. The extent to which a shareholder's proportionate interest is reduced will depend upon the extent to which other shareholders tender Shares in the Offer. In determining the extent to which a shareholder's ownership or proportionate interest is terminated or reduced, the shareholder must take into account any Shares owned by related persons that such shareholder is deemed to own under the constructive ownership rules of Sections 302(c) and 318 of the Code. Shareholders should be aware that their ability to satisfy any of the foregoing tests also may be affected by proration pursuant to the Offer. Therefore, a shareholder (other than an Odd Lot Holder who tenders all of his or her Shares at or below the Purchase Price) can be given no assurance, even if he or she tenders all the shareholder's Shares, that the Company will purchase a sufficient number of such Shares to permit the shareholder to satisfy any of the foregoing tests.

In the case of a corporate shareholder, if the amount received is treated as a dividend, the dividend income may be eligible for the 70% dividends-received deduction under Section 243 of the Code. The dividends-received deduction is subject to certain limitations, and may not be available if the corporate shareholder does not satisfy certain recently amended holding period requirements with respect to the Shares or if the Shares are treated as "debt financed portfolio stock". Generally, if a dividends-received deduction is available, the dividend will probably be treated as an "extraordinary dividend" under Section 1059(a) of the Code, in which case such corporate shareholder's tax basis in Shares retained by such shareholder (which would include the tax basis of the Shares sold in the Offer) would be reduced, but not below zero, by the amount of the portion of the dividend which is untaxed due to the dividends-received deduction. In general, any amount of the nontaxed portion of the dividend in excess of the shareholder's basis for the retained Shares would be currently taxable as gain from the sale of Shares.

BACKUP WITHHOLDING. Each tendering shareholder must provide certain information through the Letter of Transmittal to avoid the 31% Federal "backup withholding" tax on the gross proceeds payable pursuant to the Offer. See Section 3.

FOREIGN SHAREHOLDER WITHHOLDING. Foreign shareholders should note that the 30% U.S. withholding tax generally applicable to corporate distributions should not apply to the proceeds payable pursuant to the Offer, unless such proceeds are treated as a dividend under the rules described in "Gain or Loss Recognition" above. (However, as indicated in the preceding paragraph, Federal backup withholding tax may be applicable.) For this purpose, a "foreign shareholder" is a beneficial owner of Shares that is not a "U.S. Holder". A U.S. Holder is a beneficial owner that is (i) a citizen or resident of the United States, (ii) a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States or any political subdivision thereof, (iii) an estate or trust the income of which is subject to United States Federal income taxation regardless of the source of such income or (iv) a person or entity whose worldwide income and gain are otherwise subject to United States Federal income taxation on a net income basis.

STATE, LOCAL AND FOREIGN TAXES. The foregoing discussion relates only to Federal income tax consequences of the Offer. Shareholders should consult their own tax advisors regarding the possible state, local and foreign tax consequences of the Offer.

THE FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION PURPOSES ONLY. SHAREHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE FEDERAL, STATE, LOCAL AND

FOREIGN TAX CONSEQUENCES OF SALES MADE BY THEM PURSUANT TO THE OFFER IN VIEW OF THEIR OWN PARTICULAR CIRCUMSTANCES.

12.  TRANSACTIONS AND ARRANGEMENTS CONCERNING THE SHARES

Based upon the Company's records and upon information provided to the Company by its directors and executive officers, neither the Company nor any of its subsidiaries nor, to the best of the Company's knowledge, any of the directors or officers of the Company, nor any associates of any of the foregoing, has effected any transactions in the Shares during the 40 business days prior to the date hereof, except for the purchase by the Company of: (a) 790 Shares for $105 per Share on September 11, 1997, (b) 156 Shares for $106 7/16 per Share on September 19, 1997, (c) 52 Shares for $105 5/8 per Share on September 26, 1997,
(d) 1,504 Shares for $108 per Share on October 1, 1997, (e) 543 Shares for $110 9/16 per Share on October 15, 1997 and (f) 1,356 Shares for $108 1/4 per Share on October 20, 1997.

These purchases of Shares were made pursuant to a prearranged program with the Allianz Plan. The Company has agreed to purchase Shares offered to it from time to time by the Allianz Plan trustee at a purchase price equal to the closing price of Shares, as reported on the NYSE Composite Tape, on the day the transaction is executed.

Except as set forth in this Offer to Purchase, neither the Company nor, to the best of the Company's knowledge, any of its directors or officers, is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to the Offer with respect to any securities of the Company (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations).

The Company has been informed by its directors and executive officers that they do not intend to tender Shares owned by them pursuant to the Offer, except that John J. Byrne, the Company's current Chairman and former President and Chief Executive Officer, has informed the Company that he and/or his affiliates currently intend to tender 100,000 Shares pursuant to the Offer.

13.  CERTAIN LEGAL MATTERS; REGULATORY AND FOREIGN APPROVALS

The Company is not aware of any license or regulatory permit that appears to be material to its business that might be adversely affected by its acquisition of Shares as contemplated in the Offer or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the Company's acquisition or ownership of Shares pursuant to the Offer. Should any such approval or other action be required, the Company currently contemplates that it will seek such approval or other action. The Company cannot predict whether it may determine that it is required to delay the acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain any such approval or other action might not result in adverse consequences to the Company's business. The Company intends to make all required filings under the Exchange Act. The Company's obligation under the Offer to accept Shares for payment is subject to certain conditions. See
Section 6.

14.  CERTAIN PLANS

ALLIANZ ASSET ACCUMULATION PLAN. Allianz Plan participants should receive an Allianz Plan Tender Offer Instruction Form in the materials sent to them on behalf of the trustee. Allianz Plan participants who wish to have the trustee tender any of or all Shares allocated to their respective accounts ("Allianz Plan Shares") should so indicate by completing, executing and returning an Allianz Plan Tender Offer Instruction Form to the trustee. Allianz Plan participants may not use the Letter of Transmittal to direct the trustee to tender their respective Allianz Plan Shares but must use the Allianz Plan Tender Offer Instruction Form. Under ERISA, the trustee may be obligated to take action and make an independent decision irrespective of directions given by participants. Accordingly, although instructions from participants are being solicited for the trustee's information and will be given due consideration by it, the trustee is not bound under ERISA by such instructions and thus may tender Shares or may not tender Shares, as the case may be, contrary to such designations. Directions as to the subsequent reinvestment of the proceeds from the tendered Shares will be followed by the trustee. Allianz Plan participants should note that proceeds of Shares tendered by Allianz Plan participants will be paid directly to the Allianz Plan trustee for crediting to Allianz Plan participant accounts. ALLIANZ PLAN PARTICIPANTS ARE URGED TO READ THE ALLIANZ PLAN TENDER OFFER INSTRUCTION FORM AND RELATED MATERIALS CAREFULLY.

NEITHER THE COMPANY NOR THE BOARD MAKES ANY RECOMMENDATION AS TO WHETHER ANY PARTICIPANT IN THE ALLIANZ PLAN SHOULD TENDER ANY OF OR ALL THEIR RESPECTIVE ALLIANZ PLAN SHARES PURSUANT TO THE OFFER. EACH PARTICIPANT IN THE ALLIANZ PLAN MUST MAKE SUCH PARTICIPANT'S OWN DECISION WHETHER TO TENDER ALLIANZ PLAN SHARES, AND, IF SO, HOW MANY SUCH SHARES.

SOURCE ONE MORTGAGE SERVICES CORPORATION EMPLOYEE STOCK OWNERSHIP AND 401(K) SAVINGS PLAN. Source One Plan participants should receive a Source One Plan Tender Offer Instruction Form in the materials sent to them on behalf of the trustee. Source One Plan participants who wish to have the trustee tender any of or all Shares allocated to their respective accounts ("Source One Plan Shares") should so indicate by completing, executing and returning a Source One Plan Tender Offer Instruction Form to the trustee. Source One Plan participants may not use the Letter of Transmittal to direct the trustee to tender their respective Source One Plan Shares but must use the Source One Plan Tender Offer Instruction Form. Under ERISA, the trustee may be obligated to take action and make an independent decision irrespective of directions given by participants. Accordingly, although instructions from participants are being solicited for the trustee's information and will be given due consideration by it, the trustee is not bound under ERISA by such instructions and thus may tender Shares or may not tender Shares, as the case may be, contrary to such designations. Directions as to the subsequent reinvestment of the proceeds from the tendered Shares will be followed by the trustee. Source One Plan participants should note that proceeds of Shares tendered by Source One Plan participants will be paid directly to the Source One Plan trustee for crediting to Source One Plan participant accounts. SOURCE ONE PLAN PARTICIPANTS ARE URGED TO READ THE SOURCE ONE PLAN TENDER OFFER INSTRUCTION FORM AND RELATED MATERIALS CAREFULLY.

NEITHER THE COMPANY NOR THE BOARD MAKES ANY RECOMMENDATION AS TO WHETHER ANY PARTICIPANT IN THE SOURCE ONE PLAN SHOULD TENDER ANY OF OR ALL THEIR RESPECTIVE SOURCE ONE PLAN SHARES PURSUANT TO THE OFFER. EACH PARTICIPANT IN THE SOURCE ONE PLAN MUST MAKE SUCH PARTICIPANT'S OWN DECISION WHETHER TO TENDER SOURCE ONE PLAN SHARES, AND, IF SO, HOW MANY SUCH SHARES.

VALLEY GROUP EMPLOYEES' 401(K) SAVINGS PLAN. Valley Group Plan participants should receive a Valley Group Plan Tender Offer Instruction Form in the materials sent to them on behalf of the trustee. Valley Group Plan participants who wish to have the trustee tender any of or all Shares allocated to their respective accounts ("Valley Group Plan Shares") should so indicate by completing, executing and returning a Valley Group Plan Tender Offer Instruction Form to the trustee. Valley Group Plan participants may not use the Letter of Transmittal to direct the trustee to tender their respective Valley Group Plan Shares but must use the Valley Group Plan Tender Offer Instruction Form. Under ERISA, the trustee may be obligated to take action and make an independent decision irrespective of directions given by participants. Accordingly, although instructions from participants are being solicited for the trustee's information and will be given due consideration by it, the trustee is not bound under ERISA by such instructions and thus may tender Shares or may not tender Shares, as the case may be, contrary to such designations. Directions as to the subsequent reinvestment of the proceeds from the tendered Shares will be followed by the trustee. Valley Group Plan participants should note that proceeds of Shares tendered by Valley Group Plan participants will be paid directly to the Valley Group Plan trustee for crediting to Valley Group Plan participant accounts. VALLEY GROUP PLAN PARTICIPANTS ARE URGED TO READ THE VALLEY GROUP PLAN TENDER OFFER INSTRUCTION FORM AND RELATED MATERIALS CAREFULLY.

NEITHER THE COMPANY NOR THE BOARD MAKES ANY RECOMMENDATION AS TO WHETHER ANY PARTICIPANT IN THE VALLEY GROUP PLAN SHOULD TENDER ANY OF OR ALL THEIR RESPECTIVE VALLEY

GROUP PLAN SHARES PURSUANT TO THE OFFER. EACH PARTICIPANT IN THE VALLEY GROUP PLAN MUST MAKE SUCH PARTICIPANT'S OWN DECISION WHETHER TO TENDER VALLEY GROUP PLAN SHARES, AND, IF SO, HOW MANY SUCH SHARES.

15.  EXTENSION OF TENDER PERIOD; TERMINATION; AMENDMENTS

The Company expressly reserves the right, in its sole discretion, at any time or from time to time and regardless of whether or not any of the events set forth in Section 6 shall have occurred or shall be deemed by the Company to have occurred, to extend the period of time during which the Offer is open and thereby delay acceptance for payment of any Shares by giving oral or written notice of such extension to the Depositary and making a public announcement thereof. During any such extension, all Shares previously tendered and not purchased or withdrawn will remain subject to the Offer, except to the extent that such Shares may be withdrawn as set forth in Section 4. The Company also expressly reserves the right, in its sole discretion, to withdraw or terminate the Offer and not accept for payment or pay for any Shares not theretofore accepted for payment or paid for or, subject to applicable law, to postpone payment for Shares under circumstances including but not limited to the occurrence of any of the conditions specified in Section 6 by giving oral or written notice of such termination or postponement to the Depositary and making a public announcement thereof. The Company's reservation of the right to delay payment for Shares which it has accepted for payment is limited by Rule 13e-4(f)(5) promulgated under the Exchange Act, which requires that the Company must pay the consideration offered or return the Shares tendered promptly after termination or withdrawal of a tender offer. Subject to compliance with applicable law, the Company further reserves the right, in its sole discretion, and regardless of whether or not any of the events set forth in Section 6 shall have occurred or shall be deemed by the Company to have occurred, to amend the Offer in any respect (including, without limitation, by decreasing or increasing the consideration offered in the Offer to owners of Shares or by increasing or decreasing the number of Shares being sought in the Offer). Amendments to the Offer may be made at any time or from time to time effected by public announcement thereof, such announcement, in the case of an extension, to be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Any disclosure of a material change in the information published, sent or given to shareholders will be disseminated promptly to shareholders in a manner reasonably calculated to inform shareholders of such change to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(2) promulgated under the Exchange Act. Without limiting the manner in which the Company may choose to make a public announcement pursuant to or concerning the Offer, except as required by applicable law, the Company shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release to the Dow Jones News Service.

If the Company makes a material change in the terms of the Offer or the information concerning the Offer or waives a material condition of the Offer, the Company will extend the Offer to the extent required by applicable rules or regulations promulgated under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of the offer or information concerning the offer (other than a change in price or a change in percentage of securities sought) will depend on the facts and circumstances then existing, including the relative materiality of the changed terms or information. If (a) the Company (i) increases or decreases the price at which Shares may be properly tendered, (ii) increases the number of Shares being sought and such increase exceeds 2% of the outstanding Shares or (iii) decreases the number of Shares being sought, and (b) the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from and including the date that notice of such increase or decrease is first published, sent or given, the Offer will be extended until the expiration of such ten business day period.

16.  FEES AND EXPENSES

Lehman Brothers Inc. ("Lehman Brothers") has been retained by the Company to act as Dealer Manager in connection with the Offer. Lehman Brothers will receive a fee of up to $200,000 for its services as Dealer Manager. The Company has also agreed to reimburse Lehman Brothers for certain reasonable out-of-pocket expenses incurred in connection with the Offer, including fees and disbursements of counsel, and to indemnify Lehman Brothers against certain liabilities, including certain liabilities under the Federal securities laws.

Lehman Brothers has rendered various investment banking and other advisory services to the Company in the past, for which it has received customary compensation, and may continue to render similar services to the Company in the future.

First Chicago Trust Company of New York ("First Chicago") has been retained by the Company as Depositary and Information Agent in connection with the Offer. The Information Agent and the Dealer Manager will assist shareholders who request assistance in connection with the Offer. The Information Agent and the Dealer Manager may contact holders of Shares by mail, telephone, telex, telegraph, fax and personal interviews and may request brokers, dealers and other nominee shareholders to forward material relating to the Offer to beneficial owners for which they act as nominees. First Chicago will receive reasonable and customary compensation for its services in connection with the Offer and will be reimbursed for reasonable expenses, including the reasonable fees and expenses of counsel. The Company has agreed to indemnify First Chicago against certain liabilities which could occur in connection with the Offer, including certain liabilities under the Federal securities laws. First Chicago has not been retained to, or authorized to, make solicitations or recommendations in connection with the Offer in its role as Depositary or Information Agent.

The Company will not pay any fees or commissions to any broker, dealer, commercial bank, trust company or other person (other than Lehman Brothers) for soliciting Shares pursuant to the Offer. The Company will, however, on request, reimburse such persons for customary handling and mailing expenses incurred in forwarding materials in respect of the Offer to the beneficial owners for which they act as nominees. No broker, dealer, commercial bank or trust company has been authorized to act as an agent for the Company for the purpose of the Offer. The Company will not pay (or cause to be paid) any stock transfer taxes on its purchase of Shares pursuant to the Offer, except as otherwise provided in Instruction 7 of the Letter of Transmittal.

17.  MISCELLANEOUS

The Offer is not being made to, nor will the Company accept tenders from or on behalf of, owners of Shares in any jurisdiction in which the making of the Offer or its acceptance would not be in compliance with the laws of such jurisdiction. The Company is not aware of any jurisdiction where the making of the Offer or the tender of Shares would not be in compliance with applicable law. If the Company becomes aware of any jurisdiction where the making of the Offer or the tender of Shares is not in compliance with any applicable law, the Company will make a good faith effort to comply with such law. If, after such good faith effort, the Company cannot comply with such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares residing in such jurisdiction.


                                        FUND AMERICAN ENTERPRISES HOLDINGS, INC.

November 3, 1997

Facsimile copies of the Letter of Transmittal, properly completed and duly executed, will be accepted. The Letter of Transmittal, certificates for Shares and any other required documents should be sent or delivered by each shareholder of the Company or such shareholder's broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below.

              THE DEPOSITARY AND THE INFORMATION AGENT FOR THE OFFER IS:


                       FIRST CHICAGO TRUST COMPANY OF NEW YORK

                               FACSIMILE TRANSMISSION:
                           (FOR ELIGIBLE INSTITUTIONS ONLY)

                                     201-222-4720
                                          or
                                     201-222-4721


    BY MAIL:                       BY HAND:                   BY OVERNIGHT COURIER:

Tenders & Exchanges          Tenders & Exchanges               Tenders & Exchanges
 Suite 4660 - FAE       c/o The Depository Trust Company        Suite 4680 - FAE
  P.O. Box 2569               55 Water Street               14 Wall Street - 8th Floor
 Jersey City, NJ                   DTC TAD                      New York, NY 10005
    07303-2569          Vietnam Veterans Memorial Plaza
                              New York, NY 10041

                               FOR INFORMATION:
                                1-800-409-7443

--------------------------------------------------------------------------------
Any questions or requests for assistance or for additional copies of this Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery may be directed to the Information Agent or the Dealer Manager. Shareholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.
--------------------------------------------------------------------------------

                         THE DEALER MANAGER FOR THE OFFER IS:

                                   LEHMAN BROTHERS

                             Three World Financial Center
                                   200 Vesey Street
                                  New York, NY 10285
                                    (212) 526-7850